H. BECK, INC.

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2020

Filed as public information pursuant to Rule 17a-5(d)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Beck, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2440 Research Blvd, Suite 500
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason Albino, CCO/EVP (301) 944-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2323 Victory Ave, Unit 2000	Dallas	TX	75219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Barry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Beck, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle A Barry
Signature

President
Title

Amee J. Fansler
Notary Public

AMEE J. FANSLER
Notary Public-Maryland
Montgomery County
My Commission Expires
October 09, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. BECK, INC.

Table of Contents

Filed as public information pursuant to Rule 17a-5(d)

Ernst & Young LLP
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers of Kingfisher Holding GP, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of H. Beck, Inc. (the Company) as of December 31, 2020 and the related notes (referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

February 26, 2021

H. BECK, INC.

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	13,433,055
Deposits with clearing organizations		110,010
Commissions receivable		5,668,696
Accounts receivable from noncustomers, net of allowance for doubtful accounts of $116,841 at December 31, 2020		2,540,355
Property and equipment, net		4,190,329
Operating lease assets, net		2,802,795
Other assets		1,124,583
Total assets	$	29,869,823
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	4,905,072
Accounts payable and accrued expenses		2,460,660
Operating lease liabilities		5,109,308
Due to affiliates, net		260,234
Total liabilities		12,735,274
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 1,000 shares; issued and outstanding, 810 shares		8
Additional paid-in capital		20,146,040
Retained deficit		(3,011,499)
Total stockholder's equity		17,134,549
Total liabilities and stockholder's equity	$	29,869,823

See accompanying notes to financial statement.

(1) Basis of Presentation and Nature of Business

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statement include the accounts of H. Beck, Inc. (the Company), a wholly owned subsidiary of Kingfisher Holding LP (Kestra or Parent). On June 4, 2019, funds controlled by Warburg Pincus, LLC completed the acquisition of Kestra from funds controlled by Stone Point Capital, LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Futures Association (NFA), and a member of the Financial Industry Regulatory Authority (FINRA). Through registered representatives, the Company introduces its customers to a broker-dealer who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers. Additionally, the Company is a registered investment adviser with the SEC.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of these rules. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company directs mutual funds and insurance products into the accounts for the benefit of its customers. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

In March 2020, the World Health Organization declared the spread of coronavirus disease 2019 ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients and business partners. In response to the pandemic, the Company implemented remote work arrangements for nearly all of its employees and has restricted business travel. To date, with the Company's ability to meet a vast majority of its clients' needs through its technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations, including the operation of its financial reporting system, internal controls and procedures. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its financial statement.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers cash on hand and amounts on deposit in various financial institutions, including broker-dealers, and short-term liquid investments with original maturities of three months or less to be cash and cash equivalents.

(b) Fair Value Measurements

Fair value accounting established a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). This framework includes a fair value hierarchy that prioritizes the inputs to the valuation technique used to measure fair value.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

> Level 1 – Valuations are based on unadjusted quoted prices in active markets for identical financial instruments;
>
> Level 2 – Valuations are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and
>
> Level 3 – Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

(c) Accounts Receivable from Noncustomers

Accounts receivable from noncustomers are carried at the original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by reserving against any accounts aged more than 90 days. Accounts receivable are written off when deemed uncollectible.

The Company makes loans to financial advisors backed by promissory notes from the advisors. These loans help the Company recruit and transition new financial advisors and assist the Company in retaining the business of existing advisors. Principal and interest under the notes are paid to the Company by the applicable financial advisor over the term of the loan. In some cases, the loans are forgivable. In these cases, payments of principal and interest are waived by the Company over the term of the loan based, typically, on the production of the financial advisor. The Company generally has discretion to classify amounts waived, cancelled or forgiven under any promissory note in any manner the Company chooses, including but not limited to, treating amounts as compensation or imputed income to the advisors. Credit risk for loans is tied primarily to the ability of financial advisors to meet production thresholds under their notes and the ability of the Company to collect amounts owed upon default, if any. The Company mitigates credit

Significant Accounting Policies (continued)

risk by securing a pledge and assignment of, and offset right to, any compensation payable by the Company or its affiliate to the borrower. Interest rates on the loans may vary on a case-by-case basis but are not set below the Applicable Federal Rate at the time of issuance. The receivable for the loans is reported in accounts receivable from non-customers on the Statement of Financial Condition.

(d) Income Taxes

The Company is included in a consolidated US federal income tax return, as well as other state and local tax returns that are filed by Kingfisher Holding A, Inc. The Company has entered into a tax sharing arrangement (the "Tax Sharing Agreement") in which Kestra agrees to reimburse the Company for any taxes incurred for the uncertain tax positions. The Company records an indemnification receivable reflecting the terms of the Tax Sharing Agreement. For purposes of the financial statement, the indemnification asset and the liability for uncertain tax positions are presented on a net basis in the Statement of Financial Condition.

The Company recognizes and measures its unrecognized tax positions in accordance with ASC 740 *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. As of and for the year ended December 31, 2020, there were no uncertain tax positions.

Taxes receivable and payable are settled with Kestra on a regular basis throughout the year.

The Company utilizes the balance sheet method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company presents taxes receivable from Kestra in due from affiliate on the accompanying Statement of Financial Condition.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Significant Accounting Policies (continued)

(e) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(f) Property, Equipment, and Depreciation

Property and equipment include furniture, equipment, computers, purchased software, internally developed software, and leasehold improvements that are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three to five years. Leasehold improvements are amortized over the terms of the lease.

(3) Recently Adopted Accounting Pronouncement

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13 (Topic 326) updating standards related to accounting for credit losses on certain types of financial instruments. The update replaces the current incurred loss model for estimating credit losses with a new model that requires an entity to estimate the credit losses expected over the life of the asset. Generally, the initial estimate of the expected credit losses and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the Statement of Financial Condition. This guidance, and subsequent updates, broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts, replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. The Company has evaluated the adoption of this new guidance and determined it did not have a material impact on this financial statement.

(4) Transactions with Clearing Agents

The agreement with the Company's clearing agent provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreement also requires the Company to maintain a minimum deposit of $100,000.

(5) Risks

The following is a description of the significant risks facing the Company:

(a) Off-Balance Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

Risks (continued)

The agreement between the Company and its clearing agents provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

(b) Credit Risk

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions which, at times may exceed the Federal Deposit Insurance Company (FDIC) insurance limits.

(c) Legal/Regulatory Risk

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(6) Related-Party Transactions

The Company has entered into a Service Agreement with Kestra under which Kestra agrees to provide the Company with the services of certain personnel and other internal services to support the business activities of the Company. Costs are allocated in a fair and reasonable manner and determined based on invoiced amounts and reimbursed on a regular basis. The total due affiliates, net balance as of December 31, 2020 was $260,234. Included in this balance is the receivable from affiliates related to taxes as discussed in Footnote 8 below.

(7) Property and Equipment

The following is a summary of property and equipment for the year ended December 31, 2020:

Software	$ 2,960,231
Leasehold Improvements	2,512,174
Computer Equipment	458,813
Total	5,931,218
Less Accumulated Depreciation	(1,740,889)
	$ 4,190,329

(8) Leases

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices and equipment with remaining lease terms of 2 years to 10 years, some of which include options to extend the lease for up to 5 years or terminate the lease. Only those renewal and termination options which the Company is reasonably certain of exercising are included in the calculation of the lease liability.

As of December 31, 2020, the Company's net operating lease assets and operating lease liabilities were $2,802,795 and $5,109,308, respectively, and are shown on the Statement of Financial Condition. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. An estimated incremental borrowing rate of 6.76% was used to calculate the lease liability balances for the Company's operating leases based on Kestra's borrowing rate. The Company's lease agreements do not contain any material residual value guarantees or restrictive covenants.

(9) Income Taxes

The Company is included in a consolidated U.S. federal income tax return, as well as other state and local tax returns that are filed by Parent, or its top tier holding company. As of December 31, 2020, Parent is subject to U.S. federal income tax examinations for the tax years 2017 to 2019, and various state and local income tax examinations for the years 2010 through 2019.

Income Taxes (continued)

The tax effects of temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2020 are as follows:

Deferred tax assets:		
Lease liability	$	1,315,136
Net operating losses		324,255
Bonus accrual		96,056
Bad debts		30,075
Other		33,205
Gross deferred tax assets	$	1,798,727
Deferred tax liabilities:		
Right of use asset	$	(721,439)
Fixed Assets		(945,605)
Forgivable loans		(235,350)
Captalized recruiting costs		(53,206)
Other current assets		(69,110)
Other		(97,307)
Gross deferred tax liabilities	$	(2,122,017)
Net deferred tax asset	$	(323,290)

The gross net operating loss carryforwards, which were generated in various states, amount to $5,397,052 at December 31, 2020 and will expire between 2024 and 2037.

During 2020, management evaluated the recoverability of its deferred tax assets, considering available positive and negative evidence, including recent earnings history and forecasts of future taxable income. As a result, the Company concluded that there was sufficient positive evidence that its $323,290 of deferred tax liabilities (net of deferred tax assets) will be realized. At December 31, 2020, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company records current and deferred taxes as a payable to (receivable from) affiliate. As of December 31, 2020, the Company had a receivable of $314,123 and such amount is included in due from affiliate in the accompanying Statement of Financial Condition.

(10) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2020, the Company had net capital of $6,055,988, which was $5,333,567 in excess of required net capital of $722,421. The Company's ratio of aggregate indebtedness to net capital ratio was 1.79 to 1.00 at December 31, 2020. As a member of the NFA, the Company is subject to a minimum net capital requirement of $722,421 pursuant to Commodity Futures Trading Commission ("CFTC") regulation 1.17.

(11) Contingencies

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition or results of operation.

(12) Subsequent Events

The Company has evaluated subsequent events from the Statement of Financial Condition date through February 26, 2021, the date at which this financial statement was issued, and noted none.